October 14, 2004

MEMORANDUM

TO:	Division of Corporation Finance Securities and Exchange Commission

FROM:	Texas Genco Holdings, Inc.

RE:	Texas Genco Holdings, Inc. Schedule 13E-3 filed on September 3, 2004 (File No. 5-78844) Preliminary Schedule 14C filed on September 3, 2004 (File No. 1-31449)

We are responding to comments received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission by letter dated October 4, 2004 regarding the filings listed above. Where applicable, our responses indicate the additions or revisions we included in the first amendment to the preliminary information statement filed with the SEC on October 14, 2004 (the “Preliminary Information Statement”) or in the first amendment to the transaction statement on Schedule 13E-3 filed with the SEC on October 14, 2004 (the “Schedule 13E-3”), as applicable, four courtesy copies of which we have enclosed. For your convenience, our responses are prefaced by the exact text of the staff’s corresponding comment in italicized text.

We are submitting materials requested by the staff in its comments 25, 36 and 55 as supplemental information to the Securities and Exchange Commission and its staff in paper format and not electronically via EDGAR. We hereby respectfully request that the staff return the materials furnished to the staff pursuant to our responses to those comments after completing its review. We believe that the return of such information is consistent with the provisions of the Freedom of Information Act (5 U.S.C. 552). In this regard, we note Rule 12b-4 of the Securities Exchange Act of 1934, as amended.

We respectfully request that the staff review the Preliminary Information Statement and the Schedule 13E-3 and our responses to its comments at its earliest convenience. Please advise us of any further comments as soon as possible.

SCHEDULE 13E-3

General

1.	Please advise us why you believe that the members of senior management of Texas Genco, particularly those officers and directors who are also officers and directors of CenterPoint Energy, should not be added as filing persons on the
Schedule 13E-3, as these affiliates appear to be engaged in the going private transaction. Otherwise, these persons should be individually included as filing persons on the Schedule 13E-3. For help in making this determination, please review Section II.D.3 of our Current Issues Outline, publicly available at our website at www.sec.gov. Please be aware that each filing person, including NN

Houston Sub, Utility Holding, LLC, and any other parties added as filing persons in response to this comment, must independently make a procedural and substantive fairness determination as to the fairness of the transaction to unaffiliated shareholders, disclose its purposes and reasons for the merger, the alternatives considered and the plans or proposals related to Texas Genco. See Items 1014(a), 1013 and 1006(c) of Regulation M-A.

Under Rule 13e-3(d) only the issuer and any of its affiliates who are engaging in a Rule 13e-3 transaction are generally required to file a Schedule 13E-3 with the SEC. Whether an affiliate of an issuer is deemed to be engaged with the issuer in a 13e-3 transaction depends on the relevant facts and circumstances of the particular transaction. While the senior management of Texas Genco Holdings, Inc. (“Texas Genco”), consisting of Messrs. McClanahan, Tees, Whitlock, Rozzell and Brian (collectively, the “Genco Senior Management”), may be deemed to be affiliates of Texas Genco, no member of the Genco Senior Management is engaging in the Rule 13e-3 transaction described in the Schedule 13E-3 and therefore should not be included as filing persons to the Schedule 13E-3.

As discussed in the Preliminary Information Statement under “Special Factors — Background of the Transactions,” earlier this year CenterPoint Energy, Inc. (“CenterPoint Energy”) conducted an auction process as part of its efforts to sell or otherwise monetize its 81% interest in Texas Genco. As a result of that process, bids were submitted by several potential purchasers for 100% of the outstanding equity in Texas Genco. CenterPoint Energy and the special committee of the Texas Genco board ultimately determined to enter into a transaction agreement with GC Power Acquisition LLC (“GC Power”), an unaffiliated entity, that contemplates the acquisition of the entire equity interest in Texas Genco by GC Power in a multi-step transaction (the “GC Power Transaction”). Although the first step in the overall GC Power Transaction (the “Public Company Merger”) technically involves a Rule 13e-3 transaction as defined under Rule 13e-3(a)(3), at no time during this process did CenterPoint Energy, Texas Genco or the Genco Senior Management decide to pursue a traditional going private transaction with respect to Texas Genco. The “going private” transaction is merely one of the steps in the multi-step transaction proposed by GC Power through which an unaffiliated third party will acquire the entire equity interest in Texas Genco. This purchase by GC Power is an arms-length transaction between unrelated parties that is structured in this manner for various tax, regulatory and other reasons. The “going private” transaction and the purchase by GC Power of Texas Genco’s non-nuclear generation assets are mutually conditioned one upon the other because of the parties’ desire that neither transaction occur unless both transactions occur. Following the closing of these two transactions and, in the final step, the closing of the purchase by GC Power of Texas Genco’s nuclear generation assets, none of the members of the Genco Senior Management will be affiliates of Texas Genco or GC Power.

In Item 3 of Section P of the Division of Corporation Finance Manual of Publicly Available Telephone Interpretations (the “Telephone Interpretation”), the staff has previously discussed circumstances in which a Schedule 13E-3 may be required to be filed in connection with the sale of a company to an unaffiliated person pursuant to an arms-length transaction. In that interpretation, that staff noted that if the management of the target company is to continue in that role following the sale, certain factors should be considered to determine whether a Schedule 13E-3 would be required. These factors include (i) any increases in consideration to be received by management, (ii) alterations in management’s executive agreements favorable to such management, (iii) the equity participation of management in the acquiror, and (iv) the representation of management on the board of the acquiror. These factors are not present in the subject transaction. The Genco Senior Management are not and will not be affiliated with GC Power and have no pre-existing relationships with GC Power. No member of the Genco Senior Management will serve on the board of GC Power or any of its subsidiaries following the sale. No member of the Genco Senior Management will serve in any senior management capacity with GC Power or any of its subsidiaries. In addition, no member of the Genco Senior Management will have any equity interest in GC Power or any of its subsidiaries.

In Section II.D.3. of the Division of Corporation Finance’s “Current Issues and Rule Making Projects” outline dated April 13, 2000, the staff further discussed circumstances in which the senior management of an issuer involved in a transaction with a third party that has at least one of the requisite going private effects could be deemed to be engaged in a Rule 13e-3 transaction. Similar to the views expressed in the Telephone Interpretation, in Section II.D.3. the staff noted that important factors to consider in determining whether management of the target company should be deemed to be engaged in a Rule 13e-3 transaction include whether the management ultimately would (i) hold a material amount of the surviving company’s outstanding equity securities, (ii) occupy seats on the board of the surviving company in addition to management positions, and (iii) otherwise be in a position to “control” the surviving company within the meaning of Rule 12b-2 under the Securities Exchange Act of 1934, as amended. These factors are not present in the subject transaction. As discussed in the preceding paragraph, the Genco Senior Management (i) do not have and will not have any affiliation or preexisting relationship with GC Power, (ii) will have no equity interest in GC Power following the sale, and (iii) will not serve on the board of GC Power or any of its subsidiaries or otherwise control GC Power or any of its subsidiaries.

No member of the Genco Senior Management has participated in the GC Power Transaction in his individual capacity. The role of the Genco Senior Management in the GC Power Transaction has been limited to serving in their capacities as officers and/or directors of CenterPoint Energy or Texas Genco, as applicable, in connection with the negotiation of the agreement with GC Power. The Genco Senior Management will only participate in the Public Company Merger to the extent they own shares of Texas Genco common stock, and their participation will be on the same terms as any other public shareholder. Except for the anticipated severance agreement for Mr. Tees (who will cease to be employed by Texas Genco and will not be employed by GC Power), the only other benefits the Genco Senior Management will receive under the terms of the GC Power Transaction are the continuance of certain of Texas Genco’s currently existing indemnification obligations and Texas Genco’s obligation to obtain “tail” insurance policies with respect to directors’ and officers’ liability for claims arising from facts or events that occurred prior to the Public Company Merger. Please refer to “Special Factors — Interests of CenterPoint Energy, Directors and Executive Officers” in the Preliminary Information Statement for information regarding these arrangements. In addition, the severance agreement to be entered into between Texas

Genco (or one of its subsidiaries) and Mr. Tees is not substantively more favorable to Mr. Tees than his currently existing retention and other compensation arrangements.

Based on the facts and circumstances described above, we do not believe that any of the members of the Genco Senior Management are engaged in the Rule 13e-3 transaction described in the Schedule 13E-3 and we believe that naming any of these persons as filing persons in the Schedule 13E-3 would provide an inaccurate portrayal of the parties’ roles in the transaction. Finally, we note that in light of the fact that the Genco Senior Management are executive officers of the filing person (specifically, Texas Genco), substantial disclosure regarding their security ownership in Texas Genco and material transactions with Texas Genco is already fully disclosed in the Preliminary Information Statement and Schedule 13E-3. Accordingly, naming them as filing persons in the Schedule 13E-3 would not substantially impact the quality of the disclosure to Texas Genco’s unaffiliated shareholders and would be inconsistent with the staff’s position on this subject.

2.	Each filing person, including NN Houston Sub, Utility Holding, LLC, and any other parties added as filing persons in response to the preceding comment, must also identify the factors upon which the fairness determination is based. See Item 1014(b) of Regulation M-A. Note that if any person engaged in the going private transaction did not individually analyze the factors in support of their fairness determination, that person may expressly adopt the analysis of any other filing person. See Q & A 20 in Exchange Act Release 17719 (April 13, 1981). To the extent that any filing person relied on the analysis or conclusions of another party, that person must specifically adopt the analysis in their disclosure.

We have modified the disclosure in the Preliminary Information Statement beginning on page 6 under “Summary Term Sheet — Position of the CenterPoint Energy Entities as to the Fairness of the Public Company Merger” and beginning on page 41 under “Special Factors — Position of the CenterPoint Energy Entities as to the Fairness of the Public Company Merger” in response to the staff’s comment.

Item 6. Purpose of the Transaction and Plans or Proposals

3.	Either here or in the information statement, ensure that you provide all of the disclosure regarding the company’s plans as required by Item 1006(c)(1-8) of Regulation M-A. If a specific item contained in (c)(1-8) is inapplicable or the answer is in the negative, revise Item 6 of the Schedule 13E-3 to so state.

In the Schedule 13E-3, we have revised Item 6 in response to the staff’s comment.

Item 8. Fairness of the Transaction

4.	In your disclosure regarding fairness determinations made by filing persons, state why each filing person has determined that the proposed transaction is procedurally fair despite the absence of the safeguard identified in Item 1014(c) of Regulation M-A. See Q&A No. 21 in Exchange Act Release No. 17719.

We have modified the disclosure on pages 30, 31, 32, 43 and 45 of the Preliminary Information Statement in response to the staff’s comment.

5.	Disclose whether the board intends to conduct any “bring down” fairness analysis, in light of the precipitous and significant increases in the stock price in recent quarters. If the board does not intend to conduct such an analysis, state the reasons that the board nonetheless continues to believe that the transaction is fair.

Neither Texas Genco’s board of directors nor the special committee intends to conduct any form of “bring down” fairness analysis of the transactions described in the Preliminary Information Statement. As discussed in the Preliminary Information Statement under “Special Factors — Position of Our Special Committee and Board of Directors as to the Fairness of the Public Company Merger,” Texas Genco’s board of directors and the special committee have already considered the historical market prices of Texas Genco’s common stock, including the increase in average market closing prices during the weeks leading up to the announcement of the transaction, in reaching their determinations as to the fairness of the transactions. There have been no significant increases in the market trading prices of Texas Genco’s common stock following the date the transaction agreement was announced. Texas Genco’s board of directors and the special committee continue to believe the transactions are fair to Texas Genco’s unaffiliated shareholders based on the factors described in the Preliminary Information Statement under “Special Factors — Position of Our Special Committee and Board of Directors as to the Fairness of the Public Company Merger.” In that regard, we note that future market prices for power and natural gas have not significantly changed since the time the transaction agreement was executed. In addition, as described in the Preliminary Information Statement under “Special Factors — Other Agreements — Power Purchase and Sale Agreement,” we have sold forward a substantial portion of our available base-load energy through 2008 on a firm, fixed price basis. As a result of these forward sales, we have substantially reduced the dependence of our future earnings and cash flows on fluctuating market prices. Accordingly, our expectations regarding our future financial performance have not changed significantly since the time the transaction agreement was executed. We have revised the disclosure on page 5 of the Preliminary Information Statement to disclose that the special committee and the board of directors do not currently intend to obtain an updated fairness opinion from RBC Capital Markets Corporation.

6.	When incorporating by reference to a previously filed document, please identify the specific exhibit number, type of document (such as a Form 10-K) and file number of the prior document from which information is being incorporated. See Securities Act Rule 411. Please revise your exhibit list accordingly.

In the Schedule 13E-3, we have revised Item 16 and the Exhibit Index in response to the staff’s comment.

SCHEDULE 14C

General

7.	State in the Special Factors section the reasons that the special committee or board determined that it would not be necessary to seek a vote of the majority of the unaffiliated shareholders, and how the special committee or board was able to conclude that the transaction was procedurally fair in the absence of such a vote.

The special committee sought to condition the transaction on a majority of the minority vote. The narrative under “Special Factors — Background of the Transactions — The Creation of a Special Committee of Our Board of Directors and the Negotiation of a Sale Transaction” includes numerous references to the special committee’s request, GP Power Group’s response, the special committee’s evaluation of the response, the special committee’s eventual determination that this condition would not be available in this transaction, and the fact that the activity of the special committee itself supports the procedural fairness of the transaction to the unaffiliated shareholders.

We have modified the disclosure on pages 30, 32 and 45 of the Preliminary Information Statement in response to the staff’s comment.

Summary Term Sheet, page 1

8.	We note that the introductory paragraph under the caption “Summary Term Sheet” states that the summary “highlights important information in [the] information statement but does not contain all of the information that is important to you.” According to Item 1001 of Regulation M-A, the summary is required to summarize the material terms of the proposed transaction. Please revise your introduction and your summary term sheet to reflect that the summary contains the material terms of the proposed transaction.

We have revised the disclosure on page 1 of the Preliminary Information Statement in response to the staff’s comment.

Parties to the Transaction Agreement, page 1

9.	We note your disclosure regarding your exercise of the right of first refusal regarding American Electric Power. Describe briefly how this will interact with the going private transaction and the nuclear acquisition. Additionally, clarify why you have stated that you “should be entitled” to purchase a 13.2% interest from AEP, rather than that you “are entitled” to purchase such interest, as suggested by your Form 8-K filed on September 10, 2004.

We have revised the disclosure on pages 1 and 10 of the Preliminary Information Statement in response to the staff’s comment.

Purpose and Structure, page 2

10.	State the vote required for approval of the transaction, and indicate that the transaction has been approved. Additionally, disclose that the transaction is not subject to a vote of a majority of the unaffiliated shareholders.

We have revised the disclosure on page 4 of the Preliminary Information Statement in response to the staff’s comment.

11.	Provide a diagram of the transaction, including the sale of the non-nuclear assets, to allow shareholders to better understand its structure.

We have added a diagram on page 4 of the Preliminary Information Statement in response to the staff’s comment.

12.	Briefly describe the Genco LP Division in this section. This appears to be the first step to your transaction.

We have revised the disclosure on page 3 of the Preliminary Information Statement in response to the staff’s comment.

13.	Briefly describe the True-up Proceeding that you describe on page 38 in the Summary section. Explain the impact of the True-up Proceeding on the transaction.

We note Item 1001 of Regulation M-A requires the summary term sheet to describe the most material terms of the proposed transaction and to provide security holders with sufficient information to understand the essential features and significance of the proposed transaction. We believe it is appropriate to describe CenterPoint Houston’s 2004 true-up proceeding in the Preliminary Information Statement as part of our general description of the background of our company and the transactions, and in order to disclose a known recent valuation of our company by the Texas PUC’s financial advisor that our shareholders may consider relevant in evaluating the consideration to be paid in connection with the public company merger. We do not, however, consider the CenterPoint Houston true-up proceeding (in which Texas Genco has no financial or other interest in the outcome) to rise to the level of significance that it should be described in the summary term sheet. The true-up proceeding is a state regulatory proceeding independent from the transactions contemplated by the transaction agreement. The outcome of the true-up proceeding will not impact the transactions described in the Preliminary Information Statement or our shareholders. Accordingly, the proceeding is not an essential feature of the transactions described in the Preliminary Information Statement and is not necessary to highlight in order to understand the significance of the public company merger and the other transaction contemplated by the transaction agreement to our shareholders. Finally, we believe including a description of CenterPoint Houston’s true-up proceeding in the summary term sheet could be potentially confusing to our shareholders. After considering the staff’s comment, we have condensed the description of the true-up proceeding starting on page 54 of the Preliminary Information

Statement to exclude information that is not relevant to the valuation of Texas Genco conducted by the PUC’s financial advisor.

Position of Our Special Committee and Board of Directors as to the Fairness of the Public Company Merger, page 3

14.	Item 1014 of Regulation M-A requires that each filing person make a determination as to the fairness of the transaction to unaffiliated shareholders. It appears that you have included in the definition of “unaffiliated shareholders” the directors and executive officers of CenterPoint and Texas Genco that own Texas Genco stock, even though such persons may be deemed Texas Genco affiliates. Please advise or revise throughout the disclosure document.

We have revised the disclosure on page 5 of the Preliminary Information Statement in response to the staff’s comment.

15.	This section summarizes only the fairness determination of the special committee. Revise your disclosure to include the board’s determination regarding fairness of the transaction to unaffiliated shareholders in accordance with Item 1014(a) of Regulation M-A. To the extent that any filing person or the board of directors is relying upon the analysis of RBC Capital Markets Corporation, they should expressly adopt such analysis. See Item 1014(b) of Regulation M-A and Q&A Nos. 5 and 21 in SEC Release No. 34-17719.

We have revised the disclosure on pages 5 and 31 of the Preliminary Information Statement in response to the staff’s comment.

Position of CenterPoint Energy as to the Fairness of the Public Company Merger, page 4

16.	We note your statement in the second paragraph that “CenterPoint Energy has not performed, or engaged a financial advisor to perform, for the purposes of assessing the fairness to [Texas Genco’s] unaffiliated shareholders.” State either that CenterPoint Energy expressly adopted the fairness analysis set forth in the fairness opinion issued by RBC Capital Markets Corporation, or provide its independent analysis of the factors outlined in Instruction 2 to Item 1014 of Regulation M-A.

We have revised the disclosure on pages 6 and 41 of the Preliminary Information Statement in response to the staff’s comment.

Financing of the Public Company Merger, page 4

17.	Clarify exactly what the $717 million being paid in cash to the unaffiliated shareholders is being paid for. Explain the payment in terms of the non-nuclear assets and the company as a whole.

We have revised the disclosure beginning on page 6 of the Preliminary Information Statement in response to the staff’s comment.

18.	Disclose the terms of each of the financing arrangements, as required by Item 1007(d) of Regulation M-A. Also confirm to us that when the financing is complete, you will file the relevant loan agreements as exhibits to the Schedule 13E-3 in accordance with Item 1016(b) of Regulation M-A.

We have updated the disclosure beginning on page 76 of the Preliminary Information Statement to provide the most current available information regarding the proposed financing arrangements for the public company merger (the overnight bridge loan). We note that definitive documentation does not exist for the overnight bridge loan, and confirm that we will file any definitive loan agreement with respect to the overnight bridge loan as an exhibit to the Schedule 13E-3 upon its completion. We have also updated and supplemented the disclosure beginning on page 77 of the Information Statement to disclose additional information available to us relating to GC Power Acquisition’s contemplated financing for the related transactions.

19.	Disclose any alternative financing arrangements or plans in the event the primary financing plan falls through. If there are no alternative plans or arrangements, so state. See Item 1007(b) of Regulation M-A.

We have revised the disclosure on pages 6 and 76 of the Preliminary Information Statement to reflect the fact that we do not currently have any alternative financing plans or arrangements. We note that GC Power Acquisition’s alternative to issuing the senior secured notes consists of issuing the bridge notes, both of which are disclosed and described beginning on page 77 of the Preliminary Information Statement.

Interests of CenterPoint Energy, Directors and Executive Officers, page 4

20.	Will any of the independent directors be retained as directors of the continuing business of Texas Genco, or in some other capacity, following the transactions? If so, will they be retained on the same terms as they are currently being retained by Texas Genco?

We have revised the disclosure on pages 6 and 7 of the Preliminary Information Statement in response to the staff’s comment.

Regulatory Approvals, page 5

21.	Update your disclosure regarding the status of regulatory approvals, particularly with respect to the PUC decision concerning CenterPoint Houston’s application.

We have revised the disclosure on pages 7, 75 and 76 of the Preliminary Information Statement in response to the staff’s comment to provide updated disclosure regarding the status of the required regulatory approvals under the HSR Act and from the FERC. We have not revised the disclosure under “Summary Term Sheet – Regulatory Approvals” to discuss the current status of CenterPoint Houston’s true-up proceeding as that proceeding does not involve any approval required by any party in connection with the transactions contemplated by the transaction agreement. We have, however, revised the disclosure beginning on page 54 of the Preliminary Information Statement under “Special Factors – Report of Valuation

Panel in CenterPoint Houston’s 2004 True-Up Proceeding” in order to provide updated disclosure regarding the status of that proceeding.

Conditions to the Closings, page 5

22.	Specify which conditions are waivable, and indicate whether you would distribute a revised information statement and Schedule 13E-3 if any of the conditions are waived. Similarly revise the discussion of these conditions on page 63.

We have revised the disclosure on pages 8 and 69 of the Preliminary Information Statement in response to the staff’s comment.

23.	Revise your disclosure to state clearly that the transaction is subject to a financing condition.

We have revised the disclosure on pages 7 and 8 of the Preliminary Information Statement in response to the staff’s comment.

Litigation Concerning the Transaction, page 7

24.	To provide additional context for an investor, state the amount of damages sought in the two referenced lawsuits. The determination of whether the litigation is without merit is a legal determination that may be made only by counsel. Identify counsel, or revise the statement to eliminate the legal determination.

We have revised the disclosure on pages 9 and 90 of the Preliminary Information Statement in response to the staff’s comment. Please note that while the plaintiffs have alleged that they will seek unspecified damages if the transaction is consummated, they currently seek only equitable relief and litigation costs (including attorneys’ fees and expert fees).

25.	Please furnish us with copies of the material pleadings and other court papers in the litigation.

As discussed in the introduction to this memorandum, we are supplementally providing the requested materials in response to the staff’s request.

Parties to the Transaction Agreement, page 8

26.	Please provide the state of incorporation of CenterPoint Energy in accordance with Item 1003(b) of Regulation M-A.

We have revised the disclosure on pages 2 and 11 of the Preliminary Information Statement in response to the staff’s comment.

27.	In addition to its percentage ownership interest, state the aggregate number of shares held by Utility Holding LLC. See Item 1008(a) of Regulation M-A.

We have revised the disclosure on page 11 of the Preliminary Information Statement in response to the staff’s comment.

Special Factors, page 11

Purpose and Structure, page 11

28.	We note your statement in the introductory paragraph that CenterPoint Energy has publicly disclosed since 2002 its intention to exit the generation sector of the electric power industry. Provide an explanation of the reasons for this long-standing intention; and explain the decision to undertake a going private transaction at this time as opposed to any other time since 2002. See Item 1013(c) of Regulation M-A.

We have revised the disclosure on page 13 of the Preliminary Information Statement in response to the staff’s comment. Although we and CenterPoint Energy have agreed to sell our company to GC Power in a multi-step transaction which technically involves a Rule 13e-3 transaction as one of the steps in the overall sale, at no time did we or CenterPoint Energy seek to pursue a traditional going private transaction.

29.	Please elaborate briefly on your statement that the multi-step transaction structure was chosen to “increase the after-tax cash proceeds payable to CenterPoint Energy.” What consideration was given to the effect of the multi-step transaction on shareholders other than CenterPoint Energy? Would the Bidder White bid referenced on page 16, as later increased, that included a 338(h)(10) election have resulted in greater after tax proceeds to unaffiliated shareholders than the present transaction? Additionally, please make clear why the company opted to pursue a sale of 100% of the company rather than CenterPoint’s 81 % interest in the company.

We have revised the Preliminary Information Statement in response to the staff’s comment by deleting the referenced disclosure on page 13 of the Preliminary Information Statement (included on page 11 of the original information statement filed on September 3, 2004). We believe these matters are adequately disclosed and discussed in the Preliminary Information Statement under “Special Factors – Background of the Transactions,” “Special Factors – Position of Our Special Committee and Board of Directors as to the Fairness of the Public Company Merger” and “Special Factors – Position of the CenterPoint Energy Entities as to the Fairness of the Public Company Merger,” and that further discussion of this matter under “Special Factors – Purpose and Structure” is inappropriate as that section is intended to describe the purpose for and structure of the transactions contemplated under the transaction agreement.

Background of the Transactions, page 12

The Restructuring of Reliant Energy in Response to the Texas Electric Restructuring Law, page 12

30.	Disclose the May 2001 initial public offering price in this section.

We have revised the disclosure on page 15 of the Preliminary Information Statement in response to the staff’s comment.

CenterPoint Energy Pursues a Sale of its 81 % Interest—Page 13

31.	Please expand the disclosure on pages 13 and 14 to discuss all the “strategic alternatives” that CenterPoint Energy considered in the summer of 2003 and again in January 2004, and explain why they were ultimately rejected in favor of a sale of its 81% interest. See Item 1013(b) of Regulation M-A.

We have revised the disclosure on page 16 of the Preliminary Information Statement in response to the staff’s comment.

The Creation of a Special Committee of Our Board of Directors and the Negotiation of a Sale Transaction, page 17

32.	Disclose any limitations placed on the authority of the special committee and any arrangements for compensating the individuals who served on the committee.

We have revised the disclosure on page 17 of the Preliminary Information Statement in response to the staff’s comment.

33.	Supplementally confirm that you have not had a material relationship with RBC Capital Markets Corporation during the past two years.

We have not had a material relationship with RBC Capital Markets Corporation during the past two years.

34.	Describe briefly the method of selecting RBC Capital Markets Corporation. See Item 1015(b)(3) of Regulation M-A.

We have revised the disclosure on page 19 of the Preliminary Information Statement in response to the staff’s comment.

35.	Please note that each and every report, opinion, consultation, proposal or presentation, whether written or oral, received by the company or its affiliates from any third party and materially related to the transaction constitutes a separate Item 9 report that must be described in detail in the document and filed as a separate Item 1015 report and filed as an exhibit to the Schedule 13E-3. This requirement includes preliminary and final reports.

For example, please advise us what consideration, if any, was given to whether the various meetings and consultations involving RBC Capital Markets Corporation and Citigroup you reference, such as RBC’s analyses provided on July 14, 2004, and “advice” provided on July 16, 2004, and Citigroup’s presentation made on April 27, 2004, constitute separate Item 1015 reports that need to be described and filed as exhibits under 1015 and 1016 of Regulation M-A.

In connection with the preparation of the Schedule 13E-3 and the Preliminary Information Statement, we carefully considered the requirements of Item 9 of Schedule 13E-3 and Items 1015 and 1016 of Regulation M-A, the various meetings and consultations involving RBC or Citigroup as described in the Preliminary Information Statement under “Special Factors—Background of the Transactions,” and the written materials we are supplementally providing in response to staff comments 36 and 55. In our view, (i) the materials provided by RBC to the special committee of Texas Genco’s board of directors dated July 21, 2004, (ii) the materials provided by Citigroup to CenterPoint Energy’s board of directors on July 16, 2004, (iii) the materials provided by Citigroup to CenterPoint Energy’s board of directors on July 20, 2004, (iv) RBC’s fairness opinion dated July 21, 2004, and (v) Citigroup’s fairness opinion dated July 21, 2004, each of which were filed as exhibits to the initial filing of the Schedule 13E-3, are the only reports or opinions that are required to be described in the Preliminary Information Statement and filed as exhibits to the Schedule 13E-3 under Regulation M-A. Discussions during the various other meetings involving either RBC or Citigroup generally related to the status of the overall auction process, including a review (or updates of prior overviews) of the terms of the various competing bid proposals, and related issues. These discussions, and any related written materials provided during these discussion, do not address the fairness of the consideration to be received by our unaffiliated shareholders in connection with the public company merger, nor are they materially related to the determination by the special committee, Texas Genco’s board of directors and CenterPoint Energy to approve the transactions described in the Preliminary Information Statement.

36.	Supplementally furnish us with all written materials furnished to the board or special committee in connection with RBC’s advice regarding the transaction.

As discussed in the introduction of this memorandum, we are supplementally providing the requested materials in response to the staff’s request.

37.	Please provide additional disclosure regarding the special committee’s decision to reject the alternatives proposed by Bidder Purple and Bidder White in favor of the GC Power Group bid. On page 24 you state that on July 16, 2004 the special committee determined to proceed with the GC Power Group final proposal. Disclose whether, prior to such determination, either Bidder White or Bidder Purple was allowed to submit a counteroffer or otherwise improve their respective bids. Additionally when stating that the Bidder Purple bid offered no consideration or less consideration to the unaffiliated shareholders, make clear that such bid would have allowed holders to retain their equity interest in the company.

We have revised the disclosure on pages 20 and 26 of the Preliminary Information Statement in response to the staff’s comment.

38.	Provide further information concerning the projections RBC used in performing its analysis. State when and for what purpose the projections were generated, and disclose who prepared them.

We have revised the disclosure on pages 34, 37, 38 and 39 of the Preliminary Information Statement in response to the staff’s comment.

39.	Further describe the forward power sale arrangements discussed on page 24 and provide further information concerning how they relate to the transaction.

We have revised the disclosure on page 27 of the Preliminary Information Statement in response to the staff’s comment.

Position of Our Special Committee and Board of Directors as to the Fairness of the Public Company Merger, page 25

40.	It appears that management relied upon the appraisal of RBC Capital Corporation to evaluate the fairness of the proposed transaction. If any filing person bases their fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719, which states that mere reference to an extract from a report is not sufficient. Please revise accordingly.

We have revised the disclosure on pages 33 and 45 of the Preliminary Information Statement in response to the staff’s comment.

41.	In the fourth bullet point on page 26, disclose the market price for the company’s common stock on the date immediately preceding announcement of the proposed transaction. Also disclose the specific current and historical market prices considered. In addition, discuss whether the special committee and any of the filing persons considered the discount that the merger consideration represents when compared to the recent higher market prices for the company’s common stock. If so, indicate how the discount impacted their recommendations, if at all.

We have revised the disclosure on page 29 of the Preliminary Information Statement in response to the staff’s comment.

The special committee reviewed closing sale prices for the company’s common stock in connection with evaluating the fairness of the price to be paid to our shareholders other than CenterPoint Energy. The company’s common stock has never had a closing sales price in excess of $47.00 per share. On July 8, 2004, the high intra-day trading price was $47.17 per share (and the closing sale price was $46.85 per share). The special committee did not place material weight on the July 8, 2004, intra-day high trading price. We note that this one intra-day high price was the only reported price that was ever in excess of $47.00 per share prior to the announcement of the proposed transaction.

42.	In the third bullet point on page 27, provide further information concerning the South Texas Project sale, and its impact on the transaction.

The transaction agreement does not contemplate the sale of our interest in the South Texas Project. We have revised the disclosure on pages 29 and 43 of the Preliminary Information Statement to clarify that fact in response to the staff’s comment.

43.	Revise the special committee’s discussion of procedural fairness to separately address Item 1014(c), (d) and (e) of Regulation M-A and why it concluded that the transaction is procedurally fair in the absence of the procedural safeguards set forth in Item 1014(c) and part of (d).

We have revised the disclosure on page 30 of the Preliminary Information Statement in response to the Staff’s comment.

Determination by Our Board of Directors, page 28

44.	We note your statement on page 28 that the board found the public company merger to be procedurally fair to the company’s shareholders. Revise to state the board’s determination of the transaction’s substantive fairness to unaffiliated shareholders as well. Similarly revise the special committee and other filing persons’ fairness sections.

We have revised the disclosure on pages 28, 31 and 41 of the Preliminary Information Statement in response to the Staff’s comment.

45.	Each filing person must address the factors itemized in Instruction 2 to Item 1014 of Regulation M-A in support of their fairness determination. To the extent that they are relying on the analysis of another with respect to any of the factors, the filing person must adopt the analysis of the other party. Accordingly, to the extent that the board is relying on the analysis of the special committee or any other filing person is relying on the analysis of the board to satisfy their Item 1014 requirements, they must specifically adopt the analysis as their own.

We have revised the disclosure in the Preliminary Information Statement under “Summary Term Sheet — Position of Our Special Committee and Board of Directors as to the Fairness of the Public Company Merger” and “— Position of the CenterPoint Energy Entities as to the Fairness of the Public Company Merger” and “Special Factors — Position of Our Special Committee and Board of Directors as to the Fairness of the Public Company Merger” and “— Position of the CenterPoint Energy Entities as to the Fairness of the Public Company Merger” in response to the staff’s comment.

46.	All of the factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to the fairness determination in a Rule 13e-3 transaction and should be discussed in considerable detail. Revise each filing person’s fairness determination to address all of the factors listed in Instruction 2 to Item 1014 of Regulation M-A. For example, we note that the special committee does not appear to address the factors listed in Instruction 2(vi) and (viii), in particular the higher offer price represented by Bidder White’s proposal, and the board does not address factors (i)-(ii), (vi) and (viii). Similarly revise the fairness analysis presented for other filing persons. If a particular filing person did not consider one or more of the factors material or relevant to its determination, state that and explain why the factor(s) were not deemed important or relevant. See Questions & Answer 20, SEC Release No. 34-17719 (April 13, 1981). If any of these factors resulted in a per share value higher than $47.00 per share, then reference that in the disclosure.

We have revised the disclosure in the Preliminary Information Statement under “Summary Term Sheet — Position of Our Special Committee and Board of Directors as to the Fairness of the Public Company Merger” and “— Position of the CenterPoint Energy Entities as to the Fairness of the Public Company Merger” and “Special Factors — Position of Our Special Committee and Board of Directors as to the Fairness of the Public Company Merger” and “— Position of the CenterPoint Energy Entities as to the Fairness of the Public Company Merger” in response to the staff’s comment.

47.	In each of the discussions of factors considered, state whether the factors were negative or positive factors that the board, the special committee or CenterPoint Energy considered.

We have revised the disclosure in the Preliminary Information Statement under “Special Factors — Position of Our Special Committee and Board of Directors as to the Fairness of the Public Company Merger” and “ — Position of the CenterPoint Energy Entitles as to the Fairness of the Public Company Merger” in response to the staff’s comment.

Other Considerations of the Special Committee and our Board of Directors, page 29

48.	Revise to explain how the special committee and board evaluated the merger consideration as compared to going concern value. Given that they did not independently “consider” going concern value, explain why the factor was not deemed material or relevant. Alternatively, clarify which portion or portions of the advisor’s analysis they adopt in order to fulfill their requirements under Instruction 2(iv) to Item 1014 of Regulation M-A. Similarly revise CenterPoint Energy’s fairness section.

We have revised the disclosure beginning on page 32 and on page 45 of the Preliminary Information Statement in response to the staff’s comment.

49.	Clarify the specific nature of the company’s business and assets that render book value an inadequate measure of the company’s value. Again, similarly revise CenterPoint Energy’s discussion on this point.

We have revised the disclosure on pages 33 and 45 of the Preliminary Information Statement in response to the staff’s comment.

Fairness Opinion of RBC Capital Markets Corporation, page 30

50.	Briefly describe the criteria the financial advisor used to select the companies included in its comparable company analysis.

We have revised the disclosure beginning on page 37 of the Preliminary Information Statement in response to the staff’s comment.

51.	We note that the values derived under the comparable company analysis in some instances exceed the consideration to be received by public stockholders. In each instance where the financial analysis produces a value in excess of $47.00, discuss how the result supports the financial advisor’s determination of fairness. Where each filing person references the advisor’s analysis in their fairness determination, have the party disclose that the merger consideration falls below these values calculated by the advisor and explain their reliance upon the fairness opinion nonetheless. Explain why the filing persons believe that the merger consideration is fair to unaffiliated shareholders despite the results of this analysis.

We have revised the disclosure on page 38 of the Preliminary Information Statement in response to the Staff’s comment.

Position of CenterPoint Energy as to the Fairness of the Public Company Merger, page 37

52.	Delete the word “may” from the first sentence. Additionally, revise to include a fairness determination of each filing person in accordance with Item 1014(a).

We have revised the disclosure beginning on page 41 of the Preliminary Information Statement under “Special Factors — Position of the CenterPoint Energy Entities as to the Fairness of the Public Company Merger” in response to the staff’s comment.

53.	In light of the $3.00 price increase between March and July of 2004, it appears that the high end of the range is $49.58. Please revise or advise.

We have revised the disclosure on page 42 of the Preliminary Information Statement in response to the staff’s comment. In addition, we note that the $3.00 increase in price between March and July 2004 resulted in an increased mid-point price of $45.425 per share, which is consistent with the PUC financial advisor’s conclusion in its report that the actual average per share price to be paid under the terms of the transaction agreement was higher than what the valuation panel would have paid based on its own analysis. The March 31, 2004 price range, the March 31, 2004 mid-point price, the $3.00 price increase and the valuation panel’s conclusion as reflected in the valuation panel’s report are all disclosed in Preliminary Information Statement.

Opinion Received by the Board of Directors of CenterPoint Energy, page 41

54.	On page 47, disclose the fee paid by CenterPoint to Citigroup Capital Markets in accordance with Item 1015 of Regulation M-A, both for the current transaction and for services rendered during the past two years. Additionally, disclose the “significant portion” of the fee that is contingent upon completion of the transactions contemplated by the transaction agreement.

We have revised the disclosure on page 51 of the Preliminary Information Statement in response to the staff’s comment.

55.	Supplementally furnish us with all written materials furnished to CenterPoint in connection with Citibank’s advice regarding the transaction.

As discussed in the introduction to this memorandum, we are supplementally providing the requested materials in response to the staff’s request.

Our Financial Projections, page 47

56.	Disclose the reasons that the updated financial projections were not furnished to GC Power or the other bidders. We may have further comment.

We have revised the disclosure on page 52 of the Preliminary Information Statement in response to the staff’s comment.

Fees and Expenses, page 74

57.	Please provide the information left blank in this section.

We have revised the disclosure on page 81 of the Preliminary Information Statement in response to the staff’s comment.

Interests of CenterPoint Energy, Directors and Executive Officers, page 80

58.	In an appropriate location in the information statement, describe the effects of the transaction on each affiliate’s interest in the net book value and net earnings of Texas Genco in terms of both dollar amounts and percentages. See Instruction 3 to Item 1013 of Regulation M-A.

We have revised the disclosure on page 88 of the Preliminary Information Statement in response to the staff’s comment.

Material U.S. Federal Income Tax Consequences of the Public Company Merger, page 84

59.	Disclose the federal tax consequences of the transaction for CenterPoint Energy and Utility Holding, LLC, in accordance with Item 1013(d) of Regulation M-A.

We have revised the disclosure on page 90 of the Preliminary Information Statement in response to the staff’s comment.

Dissenter’s Appraisal Rights, page 86

60.	State whether shareholders will be notified of the date on which their dissenter’s rights will expire. See Item 1 of Schedule 14C and Item 3 of Schedule 14A.

We have revised the disclosure on page 93 of the Preliminary Information Statement in response to the staff’s comment.

Our Directors and Executive Officers, page 77

61.	Provide five full years of biographical information for each of the officers and directors identified. See Item 401 of Regulation S-K.

We have revised the disclosure on pages 83-86 of the Preliminary Information Statement in response to the staff’s comment.

Cautionary Statement Regarding Forward-Looking Statements, page 92

62.	Section 27A(b)(1)(E) of the Securities Act and Section 21E(b)(1)(E) of the Exchange Act expressly state that the safe harbor for forward-looking statements does not apply to statements made in connection with a going private transaction. Please delete any references to the Private Securities Litigation Reform Act of 1995.

We have revised the disclosure on page 98 of the Preliminary Information Statement in response to the staff’s comment.

63.	Your statement that words such as “will” are used to identify forward-looking statements is confusing since the term “will” generally implies more certainty. Please revise or advise.

We have revised the disclosure on page 98 of the Preliminary Information Statement in response to the staff’s comment.

Appendices

64.	Disclose explicitly in the opinion of Citigroup Global Markets Inc. that it has consented to the inclusion of its opinion and the summary of its opinions in the Schedule 14C and Schedule 13E-3.

The Citigroup Global Markets Inc. opinion letter included in Appendix D is a copy of the opinion letter delivered to the board of directors of CenterPoint Energy on July 21, 2004. We have filed a separate letter from Citigroup Global Markets Inc. (“Citigroup”) as Exhibit 99.1 to the Schedule 13E-3 in which Citigroup explicitly consents to the inclusion of its opinion and the summary of its opinion in the Schedule 14C and the Schedule 13E-3.

In response to the staff’s request, we acknowledge and consent that any information we provide to the staff in response to its comments, or supplementally, may be given to the Division of Enforcement. We also acknowledge that the adequacy and accuracy of the disclosure in the Preliminary Information Statement and the Schedule 13E-3 as our responsibility. We also acknowledge that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the filings. We also represent that staff comments may not be asserted as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please note that we currently plan to include Texas Genco’s 2003 Annual Report on Form 10-K and Texas Genco’s then filed 2004 Quarterly Reports on Form 10-Q in the definitive 14C information statement mailed to our shareholders rather than incorporate these previously filed 1934 Act reports by reference. We are including these documents, rather than incorporating them, to permit Utility Holding, LLC’s written consent approving the transaction agreement to become effective 20 calendar days after the mailing date in accordance with Rule 14c-2, rather than 20 business days after the mailing date as would be required under Instruction D.3. to Schedule 14A in the event these filings were incorporated by reference into the information statement.

Please contact J. David Kirkland, Jr. at (713) 229-1101 or Chris Arntzen at (713) 229-1344 of Baker Botts L.L.P. with any questions or comments.